08005518

Emeco Holdings Limited

16 October 2008

Exemption File No. 82-35011

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

SEC Mail Processing Section
OCT 20 2008
Washington, DC
105

Dear Sir/Madam

Re: Emeco Holdings Limited
Rule 12g3-2(b) Exemption File No. 82-35011

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Market Announcement –16 October 2008 – Renewal of CEO contract – Laurence Freedman*
2. *Market Announcement – 16 October 2008 – Change in substantial holding – The Capital Group Companies Inc*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

For more information please contact me by telephone: +61 8 9420 0213 in Australia, facsimile: +61 8 9321 1366 or email: michael.kirkpatrick@emecoequipment.com.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed copy of this letter and returning it to me in the enclosed pre-paid envelope.

Thank you for your attention.

PROCESSED
OCT 28 2008 SA
THOMSON REUTERS

Sincerely

M.Kirkpatrick

Michael Kirkpatrick
General Manager Corporate Services

Encl

10/23

PO Box 1173
West Perth WA 6872
Australia

Ground Floor, 10 Ord Street
West Perth WA 6005
Australia

Telephone: + 61 8 9420 0222
Facsimile: +61 8 9321 1366

Emeco Holdings Limited A.C.N. 112 188 815

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	16-Oct-2008
Time	10:26:34
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Renewal of CEO contract

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Emeco Holdings Limited

ACN 112 188 815

Market release
16 October 2008

Renewal of CEO contract

Under the terms of his previous service agreement with Emeco, CEO Laurie Freedman's engagement with the Emeco group was to expire on 31 December 2008.

Discussions were recently commenced with Mr Freedman on terms for him to continue his engagement as the CEO of the Emeco Group beyond the expiry date and an agreement has now been finalised.

The principal changes to Mr Freedman's service agreement are set out below; they are effective from 1 October 2008:

- Mr Freedman will be employed for an initial term of one year and subsequent rolling one year terms, subject to either party being able to give 6 months notice of termination.

- Mr Freedman's base salary will be $1,000,450 per annum.

- A short term incentive (**STI**) will be payable to Mr Freedman for FY09 if net profit after tax (**NPAT**) and the group's return on funds employed (**ROFE**) exceed certain budget targets set by the Emeco board. The maximum bonus payable will be 100% of Mr Freedman's base salary if both the NPAT and ROFE performance of the group are 10% greater than the budgeted targets. He will be entitled to a proportionately lesser amount if the budgeted targets are exceeded by less than 10%. No STI will be payable if NPAT and ROFE fall short of targeted levels.

- The long term incentive bonus scheme (**LTI scheme**) that existed under the previous contract has been carried over to the new contract. Details of the LTI scheme are set out in Emeco's FY08 annual report.

Emeco group chairman, Alec Brennan, said "The directors are delighted to have reached agreement with Laurie. With his continuing leadership Emeco is well placed to deliver on its strategic agenda and to deliver value to Emeco's stakeholders."

Further enquiries can be directed to:

Mr Alec Brennan
Chairman
+61 8 9420 0222

About Emeco

Emeco is a leading global provider of heavy earthmoving equipment with offices in Australia, Indonesia, the Netherlands, Canada and the USA. Emeco has integrated rental, sales, parts, maintenance and procurement into a single business for high reliability, low-houred heavy earth moving equipment for the mining and civil construction sectors. Emeco is not aligned with any earthmoving equipment manufacturer. Its rental fleet comprises more than 1,000 machines and includes equipment manufactured by Caterpillar, Hitachi, Komatsu, Liebherr and Volvo.

Emeco's ordinary shares are traded on the Australian Stock Exchange under ASX code EHL.

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	16-Oct-2008
Time	11:15:52
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change in substantial holding

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Capital Group Companies

The Capital Group Companies, Inc.
333 South Hope Street
Los Angeles, California 90071-1406

Phone (213) 486 9200
Fax (213) 486 9698

15 October 2008

BY FAX - ORIGINAL IN POST
(61 8 9321 1366)

Emeco Holdings Ltd
Ground Floor, 10 Ord Street
West Perth, Western Australia,
Australia, 6005

Re: Notice of Change in Interests of Substantial Shareholder under Section 671B

Company Secretary:

Enclosed is a Notice of Change in Interests of Substantial Shareholder Under Section 671B dated 14 October 2008. Please note that a copy of this report has been sent to the Australian Stock Exchange.

Neither the Capital Group Companies, Inc. nor any of its affiliates own shares of your company for its own account. Rather, the shares reported on Form 604 are owned by accounts under the discretionary investment management of one or more of the investment management companies that make up the Capital Group Companies, Inc.

For the purposes of this Notice an outstanding share balance of 631,237,586 shares was used to calculate the percentages of holdings of the relevant share capital. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so that we may make the necessary revisions to this Notice.

Should you have questions or require additional information, please contact Gina Martinez or Vivien Tan at (213) 615-0469, or send a fax message to (213) 486-9698. Alternatively, you may contact us via E-mail at GRGroup@capgroup.com.

Regards,

Christopher Aquino
Compliance Associate

Form 604

Corporations Act 2001 Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Emeco Holdings Ltd
ACN/ARSN	

1. Details of substantial holder(1)

Name	The Capital Group Companies, Inc.
ACN/ARSN (if applicable)	n/a

There was a change in the interests of the substantial holder on	14 October 2008
The previous notice was given to the company on	02 October 2008
The previous notice was dated	01 October 2008

The shares reported were owned by accounts under the discretionary investment management of 5 investment management companies (Capital Research and Management Company, Capital International, Inc., Capital International S.A., Capital International Limited, and Capital Guardian Trust Company) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	49,023,180 shares	7.7662%	42,458,476 shares	6.7262%

The shares being reported under this section are owned by accounts under the discretionary investment management of 5 investment management companies (Capital Research and Management Company, Capital International, Inc., Capital International S.A., Capital International Limited, and Capital Guardian Trust Company) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
2 October 2008 Thru 14 October 2008	The Capital Group Companies, Inc.	Disposition of Shares	Average price of 0.7627 AUD	6,564,704 Ordinary Shares	6,564,704

See Annexure A dated 01 October 2008

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
		none			
See Annexure A dated 14 October 2008 (copy attached)					

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
The Capital Group Companies, Inc.	333 South Hope Street, 55th Floor Los Angeles, CA 90071

Signature

print name: Liliane Corzo

Capacity: Associate Counsel

sign here ____________

date 15 October 2008

Annexure "A"

This is the Annexure of 2 pages marked Annexure "A" referred to in Form 604 signed by this corporation dated 14 October 2008.

The Capital Group Companies, Inc.

By: ______________________________

Liliane Corzo
Associate Counsel

Australia Annexure
Emeco Holdings Ltd
14 October 2008

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Guardian Trust Company	44000600	4,051,768	
	44278200	305,372	
	44343400	52,261	
	44353600	558,000	
	44359800	317,600	
	44364700	55,400	
	44373400	386,700	
	44374600	679,500	
	44376000	909,299	
	44800300	56,500	
		7,372,420	
Capital International Limited	43406300	3,865,200	
	43418800	866,392	
	43425300	829,567	
	43426200	2,872,785	
	43426300	4,043,131	
	43426800	1,939,055	
	43426900	3,054,919	
	43487700	248,416	
	43487800	223,146	
		17,942,611	
Capital International S.A.	45415100	291,672	
	45415200	40,700	
	45426000	3,578,068	
		3,910,440	
Capital International, Inc.	46422100	365,109	
		365,109	
Capital Research and Management Company	11000035	12,867,896	
		12,867,896	

Australia Annexure
Emeco Holdings Ltd
14 October 2008

CG Investment Management Company	Account Number	Number of Shares	% Held
GRAND TOTAL		**42,458,476**	**6.73%**

Nominee List

Emeco Holdings Ltd

14 October 2008

Nominee Name

Chase Manhattan Bank Australia Limited
Level 36 World Trade Centre
Jamison Street
Sydney, NSW 2000 Australia

44000600	4,051,768
44376000	909,299
46422100	365,109

Total Shares: 5,326,176

Citicorp Nominees PTY Ltd
Level 26, Mitre 502-30
101 Collins Street
Melbourne, Victoria 3000

43426300	4,043,131

Total Shares: 4,043,131

JP Morgan Chase Bank

43406300	3,865,200

Total Shares: 3,865,200

National Australian Bank LTD.
271 Collins St.
5th Floor South
Melbourne, Victoria 3000

43418800	866,392
43426800	1,939,055
44343400	52,281
44373400	386,700
44374600	679,500

Total Shares: 3,923,928

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS

43426900	3,054,919

Total Shares: 3,054,919

Westpac Banking Corp

43425300	829,567
43426200	2,872,785

Emeco Holdings Ltd
14 October 2008

Nominee Name

44364700	55,400
45415100	291,672

Total Shares: 4,049,424

Westpac Custodian Nominees
50 Pitt Street, 8th Floor
Sydney, NSW 2000
Australia

11000035	12,867,896
43487700	248,416
43487800	223,146
44278200	305,372
44353600	558,000
44359800	317,600
44800300	56,500
45415200	40,700
45426000	3,578,068

Total Shares: 18,195,698

Emeco Holdings Limited

7 October 2008 **Exemption File No. 82-35011**

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SEC
Mail Processing
Section

OCT 20 2008

Washington, DC
105

Dear Sir/Madam

Re: Emeco Holdings Limited
Rule 12g3-2(b) Exemption File No. 82-35011

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Market Announcement –7 October 2008 - Retirement of Paul McCullagh*
2. *Market Announcement – 7 October 2008 – Change of Director's Interest Notice – Alec Brennan*
3. *Market Announcement – 7 October 2008 – Change of Director's Interest Notice – Laurence Freedman*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact me by telephone: +61-8-9420 0213 in Australia, facsimile: +61-8-9321-1366 or email: michael.kirkpatrick@emecoequipment.com if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to me at the address below.

Thank you for your attention.

Sincerely

M. Kirkpatrick

Michael Kirkpatrick
General Manager Corporate Services

Encl

PO Box 1173
West Perth WA 6872
Australia

Ground Floor, 10 Ord Street
West Perth WA 6005
Australia

Telephone: + 61 8 9420 0222
Facsimile: +61 8 9321 1366

Emeco Holdings Limited A.C.N. 112 188 815

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	07-Oct-2008
Time	13:29:31
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Retirement of Paul McCullagh

Emeco Holdings Limited

ACN 112 188 815

Market release
7 October 2008

Retirement of Paul McCullagh

In its annual report released on 26 August 2008, it was stated that Mr Paul McCullagh would be seeking re-election at Emeco's forthcoming annual general meeting.

Subsequent to the release of the annual report, Mr McCullagh has advised that he will not be seeking re-election. Mr McCullagh will continue as a director of Emeco until the AGM and will retire at the conclusion of the meeting.

Emeco chairman, Alec Brennan, said "Paul has been a director of Emeco since December 2004 and has played a major role in guiding the company through several critical stages in its development, including its IPO in July 2006. His contribution to Emeco has been invaluable and we wish him well."

Further enquiries can be directed to:

Laurie Freedman
Chief Executive Officer
+61 8 9420 0222

About Emeco

Emeco is a leading global provider of heavy earthmoving equipment with offices in Australia, Indonesia, the Netherlands, Canada and the USA. Emeco has integrated rental, sales, parts, maintenance and procurement into a single business for high reliability, low-houred heavy earth moving equipment for the mining and civil construction sectors. Emeco is not aligned with any earthmoving equipment manufacturer. Its rental fleet comprises more than 1,000 machines and includes equipment manufactured by Caterpillar, Hitachi, Komatsu, Liebherr and Volvo.

Emeco's ordinary shares are traded on the Australian Stock Exchange under ASX code EHL.

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

ASX
AUSTRALIAN SECURITIES EXCHANGE

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	07-Oct-2008
Time	13:31:00
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Emeco Holdings Ltd**
ABN	**89 112 188 815**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Alec Brennan
Date of last notice	28 August 2008

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Bettyal Pty Ltd is the trustee of the Bettyal Superannuation Fund, a fund of which Mr Brennan is a beneficiary
Date of change	3 October 2008
No. of securities held prior to change	981,700 shares by Bettyal as trustee of the Bettyal Superannuation Fund
Class	Ordinary shares
Number acquired	100,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0.78 per share
No. of securities held after change	1,081,700 shares by Bettyal as trustee of the Bettyal Superannuation Fund 500,000 shares held directly by Mr Brennan
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	07-Oct-2008
Time	13:31:38
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Emeco Holdings Ltd**
ABN	**89 112 188 815**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Laurence Freedman
Date of last notice	28 August 2008

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Temasek Holdings Pty Ltd is the trustee of the LC Freedman Family Trust, a family trust related to Mr Freedman Temasek Holdings is also the trustee of the Freedman Superannuation Fund, a superannuation fund of which Mr Freedman is a beneficiary
Date of change	2 October and 3 October 2008
No. of securities held prior to change	18,700,000 by Temasek Holdings Pty Ltd as the trustee of the LC Freedman Family Trust 300,000 by Temasek Holdings Pty Ltd as the trustee of the Freedman Superannuation Fund
Class	Ordinary fully paid shares

+ See chapter 19 for defined terms.

Number acquired	800,000 shares by Temasek Holdings Pty Ltd as the trustee of the LC Freedman Family Trust 200,000 shares by Temasek Holdings Pty Ltd as the trustee of the Freedman Superannuation Fund on
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	An average price of 78.597 cents
No. of securities held after change	19,500,000 by Temasek Holdings Pty Ltd as the trustee of the LC Freedman Family Trust 500,000 by Temasek Holdings Pty Ltd as the trustee of the Freedman Superannuation Fund
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

END